                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                      (REGISTRATION NO. 333-83672)

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants will be contained in a Form 8-K to be filed by TRW with the Securities and Exchange Commission.

This press release relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read TRW's PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.

NEWS

                                                    Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561

[LOGO OF NORTHROP GRUMMAN CORPORATION]

[LOGO OF TRW INC.]

         Northrop Grumman Contacts: Randy Belote (media) (703) 875-8525
                                    Gaston Kent (investors) (310) 201-3423


         TRW Contacts:              Jay McCaffrey (media) (216) 291-7179
                                    Ron Vargo (investors) (216) 291-7506

FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN TO ACQUIRE TRW FOR $60 PER SHARE IN STOCK

$7.8 Billion Transaction Positions Northrop Grumman
As Nation's Second Largest Defense Contractor

Adds Significant Strengths in Satellite Systems,
Missile Defense and Systems Integration Capabilities

TRW's Board Achieves Goal of Enhancing Shareholder Value

Northrop Grumman Confirms 2002 Financial Guidance; Says It Will Achieve Double-Digit Growth for 2003; and Projects Double-Digit Growth for 2004

2003 Sales Expected To Be $26 to $27 Billion



         LOS ANGELES and CLEVELAND -- July 1, 2002 -- Northrop Grumman Corporation (NYSE: NOC) and TRW Inc. (NYSE: TRW) jointly announced that they have entered into a definitive merger agreement. The combination will position Northrop Grumman as the nation's second largest defense contractor with projected annual revenues of more than $26 billion and approximately 123,000 employees.

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                                                                          Page 2


Following the separation of TRW's automotive business and completion of the sale of TRW's Aeronautical Systems business, Northrop Grumman will be a Fortune 100 company.

     Under the terms of the agreement, unanimously approved by the boards of directors of both companies, Northrop Grumman will acquire TRW for $60 per share in common stock in a transaction valued at approximately $7.8 billion, plus the assumption of TRW's net debt at the time of closing.

     The exact exchange ratio will be determined by dividing $60 by the average of the reported closing sale prices per share of Northrop Grumman common stock on the New York Stock Exchange for the five consecutive trading days ending on and including the second trading day prior to the closing of the merger. The exchange ratio will not be less than 0.4348 or more than 0.5357 of a Northrop Grumman share.

     After completion of the merger, Northrop Grumman plans to separate TRW's automotive business, either through a sale or a spin-off of the business to shareholders. TRW's previously announced agreement to sell its Aeronautical Systems business to Goodrich Corporation for $1.5 billion will remain unaffected by today's announcement.

     Kent Kresa, chairman and chief executive officer of Northrop Grumman, said, "Today is a great day for Northrop Grumman and TRW. We're bringing together the superior technology and outstanding talent of two of our nation's premier defense companies, creating a powerful and highly competitive enterprise with excellent growth prospects. Today's acquisition adds the last critical node of space to our robust and well-diversified defense platform and systems capabilities that operate on the ground, at sea and in the air. We believe this transaction provides tremendous value to our shareholders, employees and customers.

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
                                                                          Page 3

     "When we first proposed to acquire TRW, we stated that we were prepared to pay full and fair value for the company, subject to a comprehensive due diligence process. Our thorough due diligence made clear to us the strength and value of TRW's operations and the tremendous opportunities for the combined defense enterprise," said Kresa.

     "The talents and creative energies of TRW's defense industry employees are among the company's greatest strengths and we look forward to welcoming them to the Northrop Grumman family. Following the completion of the transaction, we will seamlessly transition the defense businesses into the company as was done recently with Litton and Newport News," concluded Kresa.

     Philip A. Odeen, chairman of TRW, said, "This is a real win for TRW shareholders. For the past several months, TRW's board has undertaken a comprehensive strategic review with the sole objective of enhancing shareholder value. This transaction achieves that objective. We have said from the start that this was all about shareholder value and this transaction delivers to our shareholders full value from their TRW investment. In addition to receiving a premium on their investment, TRW shareholders also have the opportunity to participate in the upside potential created by the combination of these two great businesses. Together, our companies will create a true industry powerhouse with an unparalleled portfolio of premier technologies, expertise and capabilities."

Northrop Grumman Confirms 2002 Guidance; Provides 2003 Guidance

     In addition to confirming 2002 economic earnings per share guidance of $6.60 to $7.10, Northrop Grumman said that with the acquisition of TRW, the company expects 2003 economic earnings to be in the range of $7.75 to $8.30 per share and GAAP earnings of $6.00 to $6.55 per share, with double-digit growth again expected in both

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                                                                          Page 4

economic and GAAP earnings in 2004. Prior to the B-2 related tax payment, the company expects cash from operations in 2003 to be approximately $1.25 billion, and to average well over $2 billion per year for the next several years thereafter. Including the effects of this transaction and the company's B-2 program tax payment, Northrop Grumman expects to have a debt to capitalization ratio at year-end 2003 near or below the low end of its 30 percent to 40 percent target range.

     Following the close of the transaction, TRW's defense business, similar to the Litton and Newport News businesses, will be initially operated as a separate Northrop Grumman sector, reporting to the office of the chairman. Northrop Grumman will work to quickly integrate the operations of TRW's defense business operations. Northrop Grumman foresees little change in employment levels in the defense business as a result of this transaction.

     The transaction is subject to the approval of shareholders of both companies and to review under the Hart-Scott-Rodino Act as well as other governmental and regulatory agencies in the U.S. and Europe. The companies expect to complete the transaction in the fourth quarter of 2002.

     As a result of the definitive merger agreement, Northrop Grumman did not extend its exchange offer for all outstanding shares of common and preferred stock of TRW Inc., which expired at midnight EDT on Friday June 28, 2002, and will not accept any shares tendered. Northrop Grumman expects to amend its current Form S-4 registration statement shortly.

     Salomon Smith Barney and Stephens Financial Group acted as financial advisors to Northrop Grumman. Goldman, Sachs & Co and Credit Suisse First Boston advised TRW.

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                                                                          Page 5

Investor Meeting and Press Conference

     Northrop Grumman's and TRW's senior management will conduct an investment community meeting at The New York Palace Hotel, Reid Salon Room, at 10 a.m. EDT. The call-in number is (703) 871-3022 and the conference ID# is 2034115. The meeting will be webcast live on the Internet at www.northropgrumman.com and at www.TRW.com

     A press conference will also be held today with Northrop Grumman's and TRW's senior management at The New York Palace Hotel's Fahnestock Room at 11 a.m. EDT. The call-in number for the press conference is (303) 267-1000 and the conference ID# is 2034127.

About Northrop Grumman and TRW

     TRW Inc. provides advanced technology products and services for the automotive, aerospace and systems markets. The company had year-end 2001 sales of $16.4 billion. For more information, visit www.trw.com.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that Northrop Grumman believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes, among other things, the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman's control. These include completion of the merger, governmental regulatory processes, Northrop Grumman's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector,

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
                                                                          Page 6

assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. Northrop Grumman's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, Northrop Grumman's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support, information technology; naval vessels, space systems and related technologies, as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman's filings from time to time with the Securities and Exchange Commission, including, without limitation, Northrop Grumman reports on Form 10-K and Form 10-Q.

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of TRW or Northrop Grumman. Northrop Grumman and TRW will file and deliver all forms, proxy statements, notices and documents required under state and federal law with respect to this merger.

     Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock The Registration Statement will be amended shortly to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholders meeting relating to the proposed merger. The joint proxy statement/prospectus will contain important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SECs website at www.sec.gov as they become available.

     Note: With respect to TRW: This press release contains certain "forward-looking statements" that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. However, TRW shareholders should be aware that the preparation of any forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside of TRW's control. Further, TRW's results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and determination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumers debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers and suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the ability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no

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                                                                          Page 7

assurance: regarding the completion of the merger, the receipt of necessary government approvals, or the completion of the sale of the aeronautical systems business. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such factors and assumptions to be realized may also cause actual results to differ materially from those discussed. TRW assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

The directors and certain executive officers of TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants will be contained in a Form 8-K to be filed by TRW with the Securities and Exchange Commission.

This press release relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read TRW's PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.

                                      # # #

                                                                        0702-176

Members of the news media may receive our releases via e-mail by registering at: http://www.northropgrumman.com/cgi-bin/regist_form.cgi

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at:
http://www.northropgrumman.com



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

                            NORTHROP GRUMMAN PROFILE


Areas of Expertise

.. Airborne and Ground-Based Radar   . Electronic Warfare                   . Precision Strike Systems
.. Airborne Countermeasures          . Information Technology & Services    . Space Systems
.. Airborne Surveillance             . Marine and Underseas Systems         . Nuclear and Non-Nuclear Ship Building
.. Component Technologies            . Military Aircraft Systems

Vital Statistics

Stock Ticker Symbol:           NOC - Traded on the New York Stock Exchange
Market Capitalization:         $14.1 billion as of 6/28/02
Employment:                    Approximately 100,000
Locations:                     The company has operations in 44 states and 25 countries.
Defense Industry Ranking:      Northrop Grumman is America's third largest contractor in
                               defense/federal markets.

Corporate Structure

Northrop Grumman operates through six business sectors:
..  Electronic Systems, based in Baltimore, MD
      Annual revenues of approximately $5 billion - 23,000 employees .. Integrated Systems, based in Dallas, TX
      Annual revenues of approximately $3 billion - 12,000 employees .. Information Technology, based in Herndon, VA
      Annual revenues of approximately $4 billion - 23,000 employees .. Ship Systems, based in Pascagoula, MS
      Annual revenues of approximately $2 billion - 17,000 employees .. Newport News, based in Newport News, VA
      Annual revenues of approximately $2.5 billion - 17,800 employees .. Component Technologies, based in Florham Park, NJ
      Annual revenues of approximately $600 million - 5,000 employees


Recent Major Contract Wins

Joint Strike Fighter (F-35) - Northrop Grumman is a principal member of the
---------------------------
Lockheed Martin team selected to build the next-generation fighter for all three U.S military services and the British Royal Air Force and Royal Navy. The company expects about $4 billion in revenues during the development phase of this program.

DD(X) - This $2.9 billion, four-year program will produce designs for the
-----
next-generation, transformational surface combatants for the U.S. Navy.

Deepwater - Northrop Grumman is an equal partner on this $11 billion program
---------
that will modernize the U.S. Coast Guard's fleet and aircraft over the next 20 years.

SSES - The company's Information Technology sector has been selected by the U.S.
----
Army to provide software and systems engineering support to the service's Communications-Electronics Command. The program has a potential value of $702 million during the five base years of the contract.

USS Enterprise Support - The U.S. Navy has awarded the company a $191 million
----------------------
contract for an Extended Drydock Selected Restricted Availability on the aircraft carrier USS Enterprise.

                                   TRW PROFILE

Areas of Expertise

.. Aeronautical Systems      . Engine Components                    . Microelectronics
.. Avionics Systems          . Flight Controls                      . Missile Defense
.. C4ISR                     . High-Energy Lasers                   . Occupant Safety Systems
.. Cargo Systems             . Information Technology & Services    . Power Generation
.. Chassis Systems


Vital Statistics

Stock Ticker Symbol:           TRW
Market Capitalization:         $6.9 billion as of 6/28/02
Employment:                    Approximately 93,300
Locations:                     The company has operations in 26 states and 25 countries.
Defense Industry Ranking:      8th on Pentagon's list of top companies according to net value of prime contracts

Corporate Structure

TRW operates through four business sectors:
.. Automotive, based in Livonia, Michigan
  Annual revenues of $10.1 billion - 64,000 employees
.. Systems, based in Reston, Virginia
  Annual revenues of $3.2 billion - 14,300 employees
.. Space and Electronics, based in Redondo Beach, Calif.
  Annual revenues of $2 billion - 8,700 employees
.. Aeronautical Systems, based in Solihull, England
  Annual revenues of $1.1 billion - 6,300 employees


Recent Major Contract Wins

ITS - The U.S. Air Force has selected TRW as one of the awardees for the
---
Information Technology Services contract, which will provide IT services to the Air Force, Department of Defense and civilian federal agencies. The five-year contract has an estimated value of $650 million, with a total potential value of $1 billion if fully used.

JTRS - TRW is a member of a team led by The Boeing Company selected by the U.S.
----
Army to develop the Joint Tactical Radio System (JTRS), the first radio communications system designed for use by all U.S. forces.

SBIRS Low - TRW has been named prime contractor of a combined team for the
---------
Department of Defense's missile tracking Space-Based Infrared System Low (SBIRS
Low) program, under a new agreement reached with the Dod's Missile Defense
Agency.

GTN 21 - TRW has been selected to compete in the first phase of the Global
------
Transportation Network 21 contract, which will improve defense transportation command and control. The contract has a total potential value of $337 million.